Correspondence


                            NEW FRONTIER ENERGY, INC.
                     P.O. Box 298, Littleton, CO 80160-0298
                                                               TEL: 303-730-9994
                                                               FAX: 303-730-9985


January 20, 2006


United States Securities and Exchange Commission
Division of Corporation Finance
April Sifford, Branch Chief
Sandy Eisen
100 F. Street, N.E.
Washington, D.C. 20549

RE:      New Frontier Energy, Inc.
         Form 10-KSB for the fiscal year ended February 28, 2005
         SEC File No:   0-05742

Dear Ms. Sifford:

This letter is in response to your letter dated January 10, 2006 (the "January 10 Letter"), which was faxed to Paul Laird, the President of New Frontier Energy, Inc. ("NFE" and "Company"). The responses to the matters raised in the January 10 Letter have been numbered to correspond to the numbering in the January 10 Letter and are set forth below.


1.   Liquidity and Capital Resources, page 28
     ----------------------------------------

     We have expended resources to drill the wells at the Slater Dome Prospect and have had preliminary engineering reports. The first report was in 2002 on our original discovery well and the second was in October 2004. Both were development studies and not "engineering reports" to be used in financial statement presentations because the Company did not have access to a transportation system to market the natural gas. As Rule 4-10 states that the definition of proved reserves is that the reservoirs are considered proved if the economic producibility is supported by either actual production or conclusive formation testing. Accordingly, as the wells were shut in waiting for a pipeline connection, we were not able to disclose the estimated reserve information in accordance with Regulation S-X, Rule 4-10. We note that the statement referenced by the Staff is in the section on liquidity and capital resources and not in the financial statements. Further, we merely state that it is our belief that our expenditures to date have proved the existence of economical amounts of natural gas reserves. In light of the fact that the pipeline had been constructed and that we were selling gas by the time that the Form 10-KSB was filed, we believe that we had reasonable and sufficient evidence to substantiate our belief. We submit that S-X, Rule 4-10 relates to the required accounting treatment and not to the disclosures included in the narrative section of the Form 10-KSB. Based upon the construction of the pipeline and sale of gas we believe that the economic viability of the wells was clearly established during the current fiscal year, and reserves will be reported in the Company's Form 10-KSB that will be filed for the fiscal year ending February 28, 2006. We respectfully request that the Staff waive this comment.


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2.   Critical Accounting Policies and Estimates, page 32
     ---------------------------------------------------

     We direct the Staff's attention to our immediately preceding response. We will revise the reserve estimate disclosure in our Form 10-KSB that will be filed for the fiscal year ended February 28, 2006, as follows:

          Estimates of oil and natural gas reserves, by necessity, are projections based on production information, geological and engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Until June 2005, our wells at the Slate Dome Prospect were shut in. In June 2005 we began selling gas. Although significant activities had been undertaken in connection with construction of the pipeline to serve the Slater Dome Prospect as of February 28, 2005, the pipeline had not been completed and we did not have proven reserves. Since we began selling gas from our wells in June 2005, we have proven reserves and we are providing estimates of economically recoverable oil and natural gas reserves and future net cash flows in the Form 10-KSB for the fiscal year ending February 28, 2006.

     We note that the Company made an impairment evaluation as appropriate at fiscal year end and concluded that there was no impairment of the Company's long lived assets. Under the circumstances, we do not believe that it is either appropriate or proper to write off certain assets. We intend to include a general description in our accounting policies in our next Form 10-KSB of the conduct of an impairment evaluation and the potential for the write off of assets.

3.   Property, Equipment and Depreciation, page 32
     ---------------------------------------------

     It is clear from reviewing the disclosure that an error was made in the disclosure relating to capitalized costs of geological and geophysical work, and delay rentals in the narrative section of the Form 10-KSB. The disclosure included in Footnote 1 to the Financial Statements was accurate. We respectfully request that the Staff waive this comment, and advise that appropriate disclosure will be included in the Form 10-KSB to be filed for the current fiscal year in accordance with the disclosures in Footnote
     1. Footnote 1 provides in pertinent part as follows:

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          The Company uses the successful efforts method of accounting for oil and gas producing activities. Under this method, acquisition costs for proved and unproved properties are capitalized when incurred. Exploration costs, including geological and geophysical costs, the costs of carrying and retaining unproved properties and exploratory dry hole drilling costs, are expensed. Development costs, including the costs to drill and equip development wells, and successful exploratory drilling costs that locate proved reserves, are capitalized. In addition, the Company limits the total amount of unamortized capitalized costs to the value of future net revenues, based on current prices and costs.

          Unproved oil and gas properties are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance together with a charge to operations.

4.   Principal Accounting Fees and Services, page 42
     -----------------------------------------------

     We are unclear as to the basis for your question about the unpaid fees. At February 28, 2005, our auditors were not owed for services rendered for any period whatsoever. Accordingly, we do not believe that there was an independence issue at that time. Further, the auditors were paid for the services rendered in connection with the audit of our financial statements for the Fiscal Year Ended February 28, 2005, in March and May 2005 on a timely basis. Accordingly, we do not believe that an independence issue existed and request that the Staff waive this comment.

5.   Report of Independent Accountant, page F-1

     In response to your comment, the theory behind the auditor's consideration as to a going concern qualification may be summarized in part as follows:

          The going concern concept is relevant to auditors because the going concern assumption is implicit in the application and interpretation of accounting policies and, unless otherwise stated, this assumption is assumed in the preparation of the financial statements. (In broad terms, an entity is considered a "going concern" if it is able to pay its debts as and when they fall due.) Where the going concern assumption does apply, an auditor needs to satisfy him or herself that it is appropriate for management to prepare financial statements on the going concern basis. Therefore, when the auditor forms an overall opinion on the financial statements, the auditor considers the potential for going concern problems. Matters that an auditor may consider include:

          o financial indications, such as a deteriorating accounts payable ratio, a deteriorating current ratio, fixed term borrowings approaching maturity without any prospect of replacement financing being available.

          o operating indications, including loss of key management without replacement, loss of a major market segment, correspondence from suppliers requesting more stringent credit terms such as COD.

          o litigation, and in particular, whether there are any pending legal proceedings that could result in a judgment that may be incapable of being met.

     The Company has not generated positive cash flows from operating activities during the year ended February 28, 2005. However, our cash balance was $2,299,740 and working capital at February 28, 2005, was $1,276,776. Accordingly, the assumption that the Company could not sustain itself for the next operating cycle lacks merit. Further, to our knowledge there were no pertinent events that could have resulted in a going concern issue. We had no discontinued operations, no impairment of a significant asset, and no litigation. In fact, on the date the Form 10-KSB was filed, the gathering pipeline transmitting the Company's natural gas from the Slater Dome Prospect was connected and the Company had started selling natural gas.


In light of the information we have included in the immediately preceding paragraph, we respectfully request that the Staff waive this comment.

6.   Certifications
     --------------

     The Company will correct the certifications as outlined in your comment in its future filings.

The Company and its management acknowledges the following:

     o the Company is responsible for the adequately and accuracy of the disclosure in NFE's filings with the SEC;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or if I may be of any further assistance, please do not hesitate to contact me at the above-referenced telephone number or via email at lbates@nfeinc.com.


Sincerely,

New Frontier Energy, Inc.


By: /s/ Les Bates
    ------------------------------
Les Bates, Chief Financial Officer


C:       Schlueter & Associates, P.C.
         Attn: Henry F. Schlueter

         Stark Winter Schenkein & Co., LLP




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